


05012749

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mori Seiki

*CURRENT ADDRESS 2-35-16 Meiki, Nakamura-Ku
Nagoya City 450-0002
JAPAN

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34930 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: MM

DAT : 11/22/05

MORI SEIKI
THE MACHINE TOOL COMPANY

ANNUAL REPORT

FISCAL YEAR ENDED 31st MARCH, 2005


MORI SEIKI

MACHINE TOOL COMPANY


NT4200 DCG



MORI SEIKI has produced more than 150,000 machine tools since its founding in 1948. We have achieved steady growth as a leading company in the machine tool industry while supporting product development by customers throughout the world. It is not an exaggeration to describe the road that MORI SEIKI has walked thus far as one of consistent revolution and challenge. We employ a business process aiming for cutting edge and creative technological development, customer-based service support and total quality. Not stopping at existing methods and industry schemes, we have consistently set high standards, and have generated numerous innovations.

Our next goal is to be the "Global One" machine tool manufacturer. To achieve this goal, we are creating a stable business model that is not contingent on the business environment. We are also releasing new products such as the next generation Integrated Mill Turn Center "NT Series", and Driven at the Center of Gravity (DCG™), which are the fruits of numerous innovations at MORI SEIKI, delivering new value for machine tools.

As a comprehensive machine tool manufacturer, MORI SEIKI will continue to support the starting point and future of product development.

Watch us as we strive towards our next challenge of becoming the "Global One".

ANNUAL REPORT

ANNUAL REPORT FOR FISCAL YEAR ENDED 31st MARCH, 2005

Mission Statement

As a global corporation continually striving to be the world's largest and most respected international manufacturer of lathes, machining centers, multi-axis turning centers and grinders, we will:



Enable our customers to maximize their advantages and excel in their respective markets by continually striving to provide innovative, accurate, and trouble-free machines at competitive prices;
Increase our customers' productivity and efficiency through our latest developments in technology as manifested by our increasingly accurate and progressive manufacturing capabilities;
Support our customers with our knowledgeable and responsive sales, applications, and service personnel.





As befits a worldwide corporation, we will:

Foster a fair and open corporate culture, utilizing appropriate management initiatives;
Emphasize company-wide communication with the recognition of earnest and enthusiastic team-oriented efforts;
Respect each other's opinions and continually develop through friendly competition in energetic and cheerful workplaces.





As profitability is a goal of all healthy business organizations and in keeping with the true nature of the machine tool industry, we will:

Work to increase the value of our company, the investment of all shareholders knowledgeable of the true nature of the machine tool industry and the prosperity of our suppliers;
Always remember that the pricing of our products and services is an integral factor of the prosperity and perpetuity of the corporation;
Generate suitable profits to ensure the cash flow necessary to provide for the healthy operation of our corporation, research and development, stable customer services, employee training and development, and, the maintenance of safe and efficient manufacturing facilities.



As an industry leader and responsible corporate citizen, we will:

Contribute our fair share to our local community and society;
Conserve environmental resources at all times to preserve the global environment;
Incorporate the highest standard of ethics while still encouraging an aggressive approach to our business activities.







Machine Tools—indispensable for a bountiful and comfortable lifestyle.

We use a variety of engineering products everyday without even giving it a second thought. We are literally surrounded by a sea of industrial products, large ones like airplanes, trains and automobiles, and small ones like cameras and mobile phones. Each of these industrial products respectively are composed of components, and almost all of these components and molds are built using machine tools. In addition, machine tools also produce the industrial machinery active in various industries. For this reason, machine tools could be called the "mother machine" for creating machinery.
Machine tools are the mechanical point of origin supporting every industry. Machine tools are indispensable to our lifestyle.


A380
A380
USA
NASA
Suspension unit
Jet engines
Bone orthotic devices
Spindle heads used in dental equipment
MORI SEIKI
NT4200 DCG
Rock bit
Oil Reservoir
Water zone

From the aerospace industry to planes and automobiles.

Almost all forms of transportation, from automobiles and motorcycles to airplanes, trains and ships, owe their existence to machine tools. In particular, machine tools are most active in the automotive field. In aerospace related industries also, such cutting edge technologies as rockets and satellites could not be achieved without machine tools.

State of the art medical equipment, too.

Machine tools also support advancement in the fast evolving medical field. From components for CT scans, MRI and other new medical equipment to medical instruments inserted directly into the body such as artificial joints and bones. Machine tools also realize the level of high-quality and high-precision machining needed.

Indispensable for petroleum mining sites.

Machine tools are closely related to various industries in the energy field, which is the world's driving source of power, through component machining for petroleum mining equipment. Machine tools also make a significant contribution at petroleum mining sites in severe environments such as undersea or in the desert.

Good relationships between machine tools and ndustrial techniques.

Cutting edge technology from a number of industrial fields is used in the development and design of machine tools themselves. For this reason, improvement of industrial technology is directly related to improvements in machine tool technology, and there is positive feedback as high-quality machine tools yield high-quality products, increasing the affluence of industry and nations.



■ Molds for mobile phones

■ Air conditioning components

■ Exhaust fan molds

■ Motor components

■ Plastic bottle molds

■ Semiconductor production equipment components

In all the scenes of your life.

Technologies of machine tools are used to make mobile phones with a variety of functions such as sending and receiving e-mails, taking photos, and shooting motion pictures. Machine tools also support the evolution of home electric appliances used in your everyday life including audio visual products, TVs and air conditioners in your everyday life. From the moment when we wake up till the moment when we go to bed, we are surrounded by machine tool technologies.

In addition to the bread and rice you eat everyday.

The food we eat also in fact owes its existence to machine tools. This is because machine tools also create the mechanical components for the agricultural machines used to harvest rice, wheat and other grains, as well as the machines for producing and packaging processed foods. The dies for plastic containers used for plastic bottles and so on are also created by machine tools.

Also in semiconductor production.

Machine tools also contribute to the IT field which is the infrastructure of the modern world and various industries, through parts machining for semiconductor production equipment. Machine tools are also highly involved in telecommunications and high technology industries which support nations and businesses.





Machine tools open up a new era

For more affluent and comfortable lives,
our social environment is changing everyday.
Not to mention development technologies of industrial products,
the existence and usage of advanced machine tools to produce such products
are necessary as the driving force of change.
In order to produce more advanced and precise parts,
machine tools have evolved into being more and more complex and sophisticated.



CNC Lathes — *Representing the potential of a machine tool* —

It rotates and turns machined products.

In this representative variety of what a machine tool can be, the workwpiece (machined product) is rotated via spindle. A cutting tool is applied to it and turning conducted. There are two types, one fitted with a rotary tool and one equipped with a spindle.


MORI SEIKI
Spindle
Turret
Operation panel
Finished product



Mill Turn Center — *Machine tools for the new generation* —

Machining ability exceeding lathes and machining centers

Consolidating multiple processes in one machine enables the creation of a machining ability superior to that of machining centers or lathes. By dealing with diversified and complex materials and shapes of workpieces, productivity is significantly improved.


MORI SEIKI
NT4200 DCG
POINT ①
Strokes which enable Φ125 face mill to pass through.

What types of machining methods are possible?



They can be roughly classified by machining method into additive, deformation and eliminative machining. At MORI SEIKI, we produce machine tools for the eliminative machining of metal and resin materials.

Additive machining — Machining that supplements a material to some degree, such as with plating and painting.

Deformation machining — This is machining such as casting and injection molding that changes materials into a required shape.

Eliminative machining — This is machining that cuts away extra material to arrive at a final shape.

- Cutting
  - Turning process
  - Milling machining
- Grinding
- Electric discharge machining
- Laser machining

etc.

Products at MORI SEIKI are from this field.

Machining Centers —Multifunctional machine tools—

Capable of various types of machining.

This machine tool cuts a fixed workpiece with a rotary tool affixed to the spindle. Equipped with automatic tool change (ATC) functionality, it is capable of various types of milling, including facing, drilling, boring, and tapping. There are vertical and horizontal types depending on the position of the spindle.



□Finished product







POINT ②

Simultaneous processing of the tool spindle and built-in motor turret improves machining efficiency.

Consolidated Financial Highlights I

Years ended 31st March, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
For the year :			
Net sales	¥ 122,166	¥ 87,557	$ 1,138,334
Net income	9,381	712	87,411
Per share (Yen and U.S. dollars)			
Net income :			
Basic	¥ 104.94	¥ 7.23	$ 0.98
Diluted	–	–	–
Net assets	1,094.25	982.40	10.19
Cash dividends	20.00	10.00	0.19
At the year end :			
Total assets	¥ 135,631	¥ 122,166	$ 1,263,800
Shareholders' equity	96,443	86,912	898,649

Sales



120,000
100,000
80,000
60,000
40,000
20,000
0
01.3
02.3
03.3
04.3
05.3
(Millions of yen)

Net income (loss)



10,000
5,000
0
-5,000
-10,000
-15,000
-20,000
01.3
02.3
03.3
04.3
05.3
(Millions of yen)

Net income (loss) per share



150
100
50
0
-50
-100
-150
-200
01.3
02.3
03.3
04.3
05.3
(Yen)

The accompanying U.S. dollar amounts have been translated from yen, solely for convenience, as a matter of arithmetic computation only, at ¥107.32 = U.S.$1.00, the exchange rate prevailing on 31st March, 2005.



Quarterly Orders by Region



Orders
Japan
The Americas
Europe
Asia and Oceania
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2001.1-3
4-6
7-9
10-12
2002.1-3
4-6
7-9
10-12
2003.1-3
4-6
7-9
10-12
2004.1-3
4-6
7-9
10-12
2005.1-3

(Millions of yen)

Sales by Region

		Japan	The Americas	Europe	Asia and Oceania	TOTAL
Sales	2004.4.1~2005.3.31	63,020	25,034	25,108	9,004	122,166
	2003.4.1~2004.3.31	41,322	18,619	20,589	7,027	87,557
	Year on year	+52.5%	+34.5%	+21.9%	+28.1%	+39.5%

(Millions of yen)



2003.4.1~2004.3.31
Asia and Oceania
8.0%
Europe
23.5%
Japan
47.2%
The Americas
21.3%
2004.4.1~2005.3.31
Asia and Oceania
7.4%
Europe
20.5%
Japan
51.6%
The Americas
20.5%



To the Shareholders

We are pleased to present herewith the annual report for the 57th Term (1st April, 2004, through 31st March, 2005) of the MORI SEIKI Group.
The MORI SEIKI Group has developed a medium-term business plan (the Mori-568PLAN), which is to be implemented over three years from 2005 to 2007. The basic policy behind the Mori-568PLAN is "to make the best ten companies in the major fields of industry become strategic MORI SEIKI customers, and to attain "Global One" status in the world machine tool industry". It involves three business objectives: Mori-5: attaining a 5% share of the world market; Mori-6: attaining a consolidated cost of sales ratio of 60%; and Mori-8: establishing a system that produces 800 machines per month.
If we look at the business environment surrounding the machine tool industry, within Japan there is active investment in plants and machinery; principally in the automobile and construction machinery fields, and demand for replacement of production equipment that was installed around 1990 is beginning to appear. Outside Japan, the Americas and Europe are maintaining the underlying theme of recovery, while in Asia we are seeing an expansion in investment in, and demand for, equipment. So we have favorable demand both inside and outside of Japan. Rather than being satisfied with this status quo, we are aiming to free ourselves from business that is dependent upon the business environment by switching to an aggressive business model; promoting analysis of the market and of the internal environment. Thereby attaining "Global One" status in the world machine tool industry.
The MORI SEIKI Group recognizes the paramount importance of its obligations as an enterprise to enhance corporate value and extend the profits of our shareholders, who understand that machine tools are both merchandise that supports manufacturers around the world and capital assets. Our principle for profit appropriation has been to make an overall judgment based on our future business plan, business results, financial conditions, and so on before determining the profit allocation to shareholders and the amount to be retained for our internal reserve. The internal reserve funds will be utilized to invest in the development of pivotal new products and technologies as well as to consolidate our production equipment in order to reinforce our competitive strength in the market.
We are pleased to inform you that, in consideration of the performance of the company and circumstances of the economy, we have decided to increase the dividend by 10 yen from the previous term to 20 yen per share. We started payments from 30th June.
We look forward to continued support and guidance from you, the shareholders.

July, 2005

Masahiko Mori
President Dr. Eng.

Outline of Business

Management policy

As a machine tool maker, our Group has made "supply of innovative, accurate, and trouble-free machines at competitive prices" the mainstay of its management policy, and looks forward to "Global One" status in the fields of CNC lathes, machining centers, multi-axis machines and grinding machines.

Analysis of financial condition and management performance

1) Important accounting policy and estimation

The consolidated financial statements of the group have been prepared based on accounting standards generally accepted as fair and reasonable in Japan and analyzed as follows with respect to the financial condition and management performance. Please note that all information in this article that makes a reference to the future, including forecasts, estimates, prospects, and policies, is based on the judgment made by the group as of July, 2005, and since these references to the future involve uncertainties and risks, the figures could be substantially different from the eventual results.

2) Analysis of managerial performance in the current fiscal year

1. Sales

Sales turned out to be 122.166 billion yen, an increase of 39.5% over the previous fiscal year. The component ratios of sales on a regional basis were 51% in Japan, 21% in the Americas 21% in Europe, and 7% in the Asia and Oceania area. The main factors that contributed to this increase were good demand for capital expenditure in Japan and abroad, the increase in production capacity brought about by the increasing adoption of cell production, the completion of construction at the Chiba Campus, and the reinforcement of the competitive power of our products by the combined effects of high capacity, high quality and reduced lead time.

2. Cost of sales, selling, general and administrative expenses

Cost of sales increased to 80.784 billion yen, up from 60.424 billion yen in the previous fiscal year. The ratio of sales cost to sales, however, dropped by 2.9 points to 66.1%. The main reason for this decrease was that the proportion of sales accounted for by new products whose costs we have managed to reduce has increased.

Selling, general and administrative expenses increased by 6.133 billion yen to 30.865 billion yen. The main factor behind this increase was an increase in the transportation costs which amounted to 5.568 billion yen (3.662 billion yen in the previous fiscal year). The ratio of selling; general and administrative expenses to sales dropped by 3.0 points to 25.3%.

3. Operating income

Operating income was 10.517 billion yen (an increase of 338.0% over the previous fiscal year), mainly because of increased sales. A closer look at the operating income reveals that, on a regional basis, there was an operating income of 9.990 billion yen in Japan, an operating loss of 417 million yen in the Americas an operating profit of 43 million yen in Europe and an operating income of 330 million yen in the Asia and Oceania area, respectively.

4. Other income and expenses

Other income and expenses changed from expenses of 1.579 billion yen (net value) in the previous fiscal year to expenses of 513 million yen (net value). Since the exchange rate of the yen against the euro weakened in the current fiscal year, exchange gain accrued on the deposits and accounts receivables on a euro basis. Compared with an exchange loss of 262 million yen in the previous fiscal year, we incurred an exchange gain of 54 million yen in the current year. We also incurred retirement benefits paid to directors and statutory auditors of 400 million yen, compared with 1.177 billion yen for the previous fiscal year.

As a result of the above, the net income in the current term turned out to be 9.381 billion yen (compared with a net income of 712 million yen in the previous fiscal year).

3) Factors with a significant impact on management performance

If we look at the business environment in which the MORI SEIKI Group finds itself, within Japan there is active investment in plants and machinery, principally in the automobile and construction machinery fields, and demand for replacement of production equipment that was installed around 1990 is beginning to appear. Outside Japan, the Americas and Europe are maintaining the underlying theme of recovery, while in Asia we are seeing an expansion in investment in, and demand for, equipment. The location of such demands for capital expenditure is considered to have a significant impact on the management performance of the group.

4) Strategic status quo and prospects

The MORI SEIKI Group is experiencing favorable demand both inside and outside Japan, but rather than being satisfied with this status quo, we are aiming to free ourselves from business that is dependent upon the business environment and switch to aggressive business, promoting analysis of the market and analysis of the internal environment, and thereby attain the "Global One" status in the world machine tool industry.

5) Analysis of capital resources and fund liquidity

Looking at the financial condition of the Group, the cash flow due to operating activities generated 6.854 billion yen, which is up 2.384 billion yen on the figure for the previous fiscal year of 4.470 billion. This resulted mainly from an increase in the net income. Variations in the working assets and liabilities also contributed to the improvement of cash flow by operating activities. Sales assets increased owing to increases in sales. Inventories and purchase liabilities increased owing to increases in material purchases resulting from the increase in the number of units produced.

Looking at cash flow attributable to investing activities, 7.014 billion yen was expended here, an increase of 3.417 billion yen from the 3.597 billion yen in the previous fiscal year. One of the main factors behind the difference from the previous fiscal year is an increase in funds obtained by proceeds from sales of investment securities, which amounted to 1.482 billion yen, in the previous fiscal year.

Looking at the cash flow attributable to financing activities, there was an expenditure of 2.437 billion yen compared with an income of 6.923 billion yen in the previous fiscal year. In the current fiscal year, the cash expenditures were mainly for the repayment of long-term debt, payments of dividends and the purchase of treasury stocks. These expenditures were offset by an income from short-term bank loans.

As a result of the activities described above and the influence of exchange rate fluctuations on the yen value of cash and equivalents to cash owned by the overseas subsidiaries, as well as a change in the scope of consolidation, the balance of cash and equivalents to cash decreased by 3.193 billion yen above the figure of 15.965 billion yen recorded in the previous fiscal year, to 12.772 billion yen.

Future activities

The MORI SEIKI Group has developed a medium-term business plan (the Mori-568PLAN), which is to be implemented over the three years from 2005 to 2007. The basic policy behind the Mori-568PLAN is "to make the best ten companies in major fields of industry important MORI SEIKI customers, and to attain "Global One" status in the world machine tool industry." It involves three business objectives:

1) **Mori-5: Attaining a 5% share of the world market**
This means extending the 3.4% share of world demand that we currently have to 5%. In order to do this, we have formed sales teams dedicated to individual industries and individual customers, strengthening our sales organization. We are also seriously addressing the demand from our existing customers for replacement machines. And we are increasing the number of personnel we have in Europe and Asia, which are regions with large markets, in an attempt to boost our sales capabilities.

2) **Mori-6: Consolidated cost of sales ratio of 60%**
We are reducing our consolidated cost of sales ratio, which currently stands at 66%, to 60%. In order to do this, we are promoting the in-house manufacture of parts, and the use of more common parts to reduce material costs. In addition, by raising machine utilization rate and shortening working hours, we aim to further increase the productivity per person.

3) **Mori-8: Establishing a system that produces 800 machines per month**
We are increasing our monthly production capacity from the current 600 machines to 800 machines. In order to do this, we are actively investing in plant and equipment and striving to reduce production lead times. Additionally, by cooperating with suppliers to rebuild the SCM strategy, we are aiming to shorten the time required for procurements.

Prospect in the next term

The forecast for the business achievements of the term ending 31st March, 2006 is as follows:

	Half Year	*Full Year*
Sales	64,000	132,000
Operating income	4,700	12,000
Ordinary income	4,600	11,850
Net income	3,300	9,600

(Millions of yen)

The forecast above, takes the following points into account:

- The average yen-dollar market rate is set at ¥107/$, while the average yen-euro market rate is set at ¥128/euro.
- Our medium-term business plan (the Mori-568PLAN), which is to be implemented over the three years from 2005 to 2007, should progress favorably in its first year.

1) Basic concept for corporate governance

In order to increase the transparency of management for shareholders, investors, and the society as a whole, and to make corporate governance function efficiently, MORI SEIKI has identified as an important policy the building and maintenance of an organization that can respond promptly and flexibly to changes in the business environment, and of a fair management system that gives serious consideration to the shareholders. We will continue to extend and strengthen our corporate governance and will endeavor to ensure that our business activities are rooted in a greater sense of corporate ethics.

2) Details of company bodies and the state of arrangements for an internal control system

① Status of the corporate governance system, including a business management organization for making management decisions, executing them and monitoring the results

- MORI SEIKI takes a form of management in which the company adopts an auditing system as fundamental, and in board meetings the members of the board (directors) are assured the independence to state opinions in line with their own judgments, and we see the results of that. Currently MORI SEIKI does not appoint any board members from outside the company, but we are consolidating the auditing system by using a team of five auditors, three of whom are from outside the company. From 2002 the term served by members of the board changed from two years to one year, and the management responsibilities of the directors were made clearer.
- As the official auditor we appointed Ernst & Young ShinNihon; signed an auditing contract with them and submitted the correct management information, thus establishing the conditions in which the audit could be implemented in a fair and unbiased manner.
- If a legal judgment is required from the corporate lawyer, we will take advice at the appropriate time.

② Outline of interests, whether in terms of personal relations, capital, transactions or any other issues, between the company and directors and the auditors outside the company

- No directors from outside the company have been appointed. The auditors outside the company have no special interests in relation to MORI SEIKI.

③ State of implementation of MORI SEIKI's strategy for consolidating the company and corporate governance over the past year

- We held a meeting of the board of directors, decided the key points specified in law and the key points related to company management, and we are supervising the progress of execution of the work to be done.
- We are disclosing information on a quarterly basis starting from the last term.
- Regarding the closing of accounts for the previous term; as part of our investor relations activities we held a presentation on the closing of accounts and interim closing of accounts and another presentation about the company for the benefit of investors. For the current term we held a presentation on the interim closing of accounts and the closing of accounts for the third quarter.

3) Status of the internal audit and the audit conducted by official auditors

The Internal Auditing Department was formed on 16th August, 2004, and a more wide-ranging internal regulated audit is being conducted. Regarding the audit by official auditors; in accordance with the policy determined at the auditors' meeting, and the auditing plan, the auditors are present at meetings of the board of directors and other key meetings, they hear the status of execution of the relevant work from the directors and others, they peruse important, decisive documents, they investigate the status of work and assets at the headquarters and main campuses, and if required they solicit reports on the business affairs of subsidiaries.

MORI SEIKI Eco-Policy



Treat resources and energy with importance.

The use of resources such as electrical power and paper, and the use of fossil fuel energy such as heavy oil, will be reduced. Also, the recycling and reduction of waste will be promoted.

Manufacture products that are environmentally friendly.

Promote the development of goods that increase the recycle rate of parts while reducing noise, increasing durability, and reducing the use of natural resources.



Increase the awareness of employees of environment preservation.

To increase awareness and to practice environment preservation activities, all employees will be educated and trained. Also, all related companies are requested to do the same.

Environmental goals will be set and appraised periodically.

Environmental goals and results will be checked periodically and efforts will be made for continued improvements in environment management.

Cooperate with environmental policies as a member of society.

Laws on environment and other related matters will be maintained. Also, our own management standards will set and strive for satisfactory environment preservation activities..

The upmost will be done to make available any information on environment preservation.

We are working together as a whole
company to preserve environment.
MORI SEIKI, Environmental Management Committee.

Occupation Health and Safety Policy



1. *In order to prevent our staff suffering industrial accidents, we research past cases from a scientific perspective and implement appropriate countermeasures so that we can reduce the number of accidents at work.*

2. *We make efforts to continuously improve the occupational health and safety management system, and health and safety activities.*

3. *Creating a "occupational health and safety" culture among the staff*

4. *We set and periodically review our objectives for occupational health and safety.*



5. *Abide by the laws and regulations and other requirements as a member of society.*

6. *We endeavor to publicize information about occupational health and safety.*



Masahiko Mori
President Dr. Eng.





Business Conditions


Pursuing perfect quality on all fronts.

Our concept of quality includes everything related to the product and customer, from development and manufacture to sales and service.
Continuous pursuit of "perfection" is the MORI SEIKI approach to quality.

Pursuit of customer satisfaction

At MORI SEIKI, we believe that "Customer needs are all related to demands for quality", and we carry out thorough measures for quality improvement, including those related to service and information. In order to provide the customer with machine repairs even that little bit faster, we have established a high-speed repair service system, via Service Centers, Technical Centers and Parts Centers. In addition, we have established a new Engineering Headquarters. With collaboration between each department, including Sales, R&D and Production, we offer the customer the optimal production environment. In order to offer dramatically faster and high-quality service, we are further strengthening our stance of working to increase customer productivity.



Service Center

We have established Service Centers operating 365 days a year, 24 hours a day, at the Iga Campus and the Chiba Campus, as our production bases. At these Service Centers, which integrate service calls across Japan, our highly experienced staff, specialized by type of equipment, provide comprehensive responses to enquiries from our customers. A great deal of information is included in the database, including customer information and information on the machine delivered, as well as machine repair history. Quick response times have been made possible that involve everything up to the problem solving route.



Technical Center

The service personnel stationed at the 38 Technical Centers across Japan are quickly dispatched to customer sites, based on instructions from the Service Centers. The service personnel report work conditions to the Service Center via laptop computers and mobile phone terminals. By unifying the instruction system and information source, we achieve speedy and flexible field service.



Parts Center

Everything from customer requests for allotment of replacement parts to inventory control and dispatch arrangements are comprehensively managed at the Parts Center. Shipment from the plant is within 24 hours of requests, and we have established an online system for reducing customer machine downtime. We have achieved a ratio of greater than 90% for components shipped within 24 hours of ordering.



Engineering Service

The Engineering HQ consolidates our service for machines with unique, customer-ordered specifications, achieving globally uniform engineering service for all our customers. Beginning with technical proposals to customers, the staff handles the entire process responsibly, from issuance of estimates, to contracts, on-site visits, delivery, and acceptance inspections.

Quality by design

The importance of the design element could be summarized as "Everything depends on design". 430 engineering employees in Japan and the U.S.A. are responsible for design and development work. We have achieved reductions in development time and improvements in design quality through the introduction of 3-D CAD and quality engineering. In addition, thorough evaluative tests are carried out at the prototype stage. A complete work-over of the prototype is carried out before transfer to mass production, and reliable measures are taken for perfect design quality by implementing strict first article checks from the customer perspective.



Introduction of quality engineering

The design and development CAD is completely 3-dimensional. 3-dimensional digital data is used for design, analysis and design review. Furthermore, high-level analysis methods and dynamic analysis have been introduced, achieving high rigidity and an ideal overall structure with actual milling simulations at the design stage. Development will continue with the use of quality engineering as a design tool.



Implementation of evaluative tests

We have established a Development Testing Center exclusively for prototype evaluation. Evaluative tests are run at the unit level for each unit. Machining precision verification, endurance tests exceeding the specification conditions, oil leakage, operability, application system verification, and break-down tests are all carried out. The period before release is shortened and the level of completeness is raised at the design stage.

Quality in production

At MORI SEIKI, we also view the "Process quality" for generating products as a form of quality, and a number of new measures have also been put into practice at production sites. We have introduced the world's first cell production system for the assembly process, and delving further into our accumulated know-how, have adopted our proprietary "auto campsite" production system. In addition, we have heightened production quality and have achieved a high productivity ratio by implementing running tests at the completion of each process, and by carrying out rigorous consolidation and tidiness at the production site. We are continuing to pursue innovative system development of conventional production sites, in order to respond instantly to specific customer needs.



Development of the production environment

The entire floor surface at each plant has been painted white. We have achieved a clean production environment, evoking semiconductor and medical equipment plants, and turning our plants into showrooms. In addition, all personnel understand that quality starts with order and neatness, and are rigorously committed to plant beauty.



100-hour running tests

Running tests are implemented on completion of each process on the assembly line for the machines delivered to the customer. By carrying out a total of 100 hours of running prior to shipment, we have eradicated initial problems occurring following delivery.


Cell productivity and the "auto campsite" system
Conventional systems
This is an assembly line method in which employees are allotted to each stage of work. Loss time occurs between each process, and is unsuited to small lot production of many products and to short-term production.
18 DAYS
Shipment
Process②
Process①
Process②
Process①
Cell production
Because one staff member is responsible for multiple processes, loss time between processes is eliminated, realizing a significant reduction in the lead time from order to product shipment.
5 DAYS
Shipment
Process①
Process②
"Auto campsite" system
The "auto campsite" system, which further refines cell production, is a system in which, as with automobile camp sites, plants are treated like separately divided sites. All components are prepared in advance in the vicinity of the worker, and assembly is carried out by one worker. Time loss is reduced, as there is no need to search for components that are indispensable for assembly. The scope of responsibility for each worker is also clarified, which leads to an improvement in quality.

Further consolidating the goal of becoming the "Global One".

We are consistently evolving as a corporate body. "Mori-568PLAN", our medium-term management plan, is a project aiming for the achievement of becoming the "Global One" in the machine tool industry.

History and overview of the scheme

We are strengthening the superiority of MORI SEIKI, and striving harder for an aggressive management posture.

The machine tool industry could be called environment-dependent, as it is quite sensitive to economic conditions. Our company's sales record has grown over the past ten years from 63.8 billion yen to 122.1 billion yen, and we are significantly affected by economic conditions, especially in Japan. However, while there are major fluctuations by country, global machine tool demand is stable at roughly 3.5 trillion yen, and the outlook is for subsequent growth to the 4 trillion yen level without major fluctuations. In this context, as stable performance will be obtained by a shift to aggressive management, strengthening our company's superiority and clarifying points in need of reform, we have formulated the "Mori-568PLAN", our medium term management plan. We are aiming to promote market analysis at a global scale, encouraging product development and strengthening ties with the top 10 businesses responsible for primary model demand, with a thorough commitment to internal environmental analysis. The "Mori-568PLAN" is being addressed company-wide, as a first step towards clarifying action plans at the level of each employee, and reliably achieving the status of "Global One".


MORI SEIKI
Kyoji Umeoka
Senior Executive Managing Director, In Charge of Mori-568PLAN Promotion


GLOBAL
568
ONE
This is the logo for our middle-term corporate planning (Mori-568PLAN) started in 2005. "5" represents our 5 percent share in worldwide orders, "6" represents 60 percent of our sales cost ratio based on consolidated net sales, and "8" represents our target monthly production, 800 units as stated in our three business objectives.


GLOBAL
568
ONE

Mori-5 : Attain a 5% share of the world market

In terms of performance for FY2004 (April 2004 to March 2005), our company's sales figures stopped at 3.5% of the global share. It is possible to ensure a 5% share over 3 years by a 0.5% annual share increase, and from the perspective of a global demand of 3.5 trillion yen, it should be possible to achieve sales figures in 2008 of 175.0 billion yen. These goals will be achieved with every single one of our employees carries out product development surpassing that of other companies, shortening delivery times to outperform other companies, implementing sales and visitations a step ahead of the competition, and providing faster service.

□*Demands of machine tools in the world market*


(One million yen)
5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007


GLOBAL
568
ONE

Mori-6 : Consolidated cost of sales ratio : 60%

The cost of sales ratio for FY2004 was 66%, a continued reduction over a 3 year period in accordance with increases in production units for the newly developed N series. In addition, in terms of cost reductions, as a result of improvements in production technology, internal production is being promoted for everything from raw materials to completed units, and the probability of obtaining satisfactory profit is implicit in our considerations from the design stage. Waste related to quality issues such as delivery time lags is a significant loss for our customers, as well as for society. The Mori-6 is being achieved by contributing to the profitability of our customers, providing industry-leading quality, and dramatically outperforming our competitors.

□*Consolidated financial data / Consolidated cost of sales ratio*


95%
90%
85%
80%
75%
70%
65%
60%
55%
50%
66%
60%
1989.3 1990.3 1991.3 1992.3 1993.3 1994.3 1995.3 1996.3 1997.3 1998.3 1999.3 2000.3 2001.3 2002.3 2003.3 2004.3 2005.3 2006.3 2007.3 2008.3




GLOBAL
568
ONE

Mori-8 : Establish a system that produces 800 machines per month

We are pursuing productivity improvements exemplified by cell production, and at present, are stably producing 600 units per month. Market demand is becoming even less compromising, and even further reductions in production time for supply of machines is needed. To respond to this demand, we plan to implement capital investments totaling 26.0 billion yen over the next 3 years. This will be implemented to the extent possible in 2005 and 2006, and a production system for a monthly production of 800 units will be established in 2007. At our production sites, in order to achieve an increase in productivity of 50%, we are strengthening liaisons with cooperative businesses at the individual level, while increasing procurement capacity and reducing lead time, creating a system capable of responding quickly to fluctuations in demand.

□*Consolidated financial data / Transition of the number of units produced*


(Unit / Month)
800
700
600
500
400
300
200
100
0
Production system for monthly production of 800 units
1986.3 1987.3 1988.3 1989.3 1990.3 1991.3 1992.3 1993.3 1994.3 1995.3 1996.3 1997.3 1998.3 1999.3 2000.3 2001.3 2002.3 2003.3 2004.3 2005.3 2006.3 2007.3 2008.3

Development & Manufacturing HQ —Manufacturing Department—

By establishing a flexible production system we are aiming to further increase productivity.

In FY 2004, a system was developed for consistently achieving monthly production of 600 units. This could be considered a synergistic effect, resulting from the new introduction of equipment and machinery, horizontal deployment of cell production, and progress in the development of a tray service system, as well as from increases in the production ratio for the N series, which has a good productivity ratio. In addition, shifting to internal production from the conventional method for ball screws, curvic couplings and spindles and other components, increasing added value and ensuring product quality, has also been a significant factor in enabling flexible response to sudden production increases. In the medium term management plan, over the next three years, there is a commitment to achieving monthly production of 800 units. To achieve this goal, it is first necessary to construct a Heat Treatment Plant and a Casting Plant in the Iga Campus in FY 2005, and a new Machining Plant in the Chiba Campus. By internalizing production of the quenching process, it will be possible to significantly reduce lead time for spindle and coupling machining. In addition, by internalizing production of casting, timely provision will become possible with no impact on supplier loads of prototype castings and special castings. Furthermore, a 4-unit door machining center will be newly introduced in the Machining Plant at the Chiba Campus, enabling response to increased production of the NT series, which is our company's strategic model for this year. In this way, capital investment is progressing reliably towards the achievement of monthly production of 800 units.



Hiroshi Mizuguchi
Vice President,
Development & Manufacturing HQ
Executive Officer (Manufacturing) and Iga Campus Chief

Development & Manufacturing HQ —Development Department—

New models are being realized with dramatic quality, exceeding conventional notions.

In FY2004, the CNC lathe NL Series scored a major hit, and orders have already surpassed 2,000 units. This marks completion of changes to the N Series in terms of primary models of vertical and horizontal machining centers and lathes, enabling enhancement of competitiveness for the primary demand sector with high performance and superior cost performance. In addition, system products such as the MAPPSII operating system and the CAPS-NET GE work tool network system are receiving high praise. In FY2005, the Integrated Mill Turn Center NT Series will hit the market. This could be called our definitive product, an Integrated Mill Turn Center with high speed, high precision and high rigidity for both milling and turning. It is newly equipped with the MAPPSIII operating system, strongly supporting a high level of Integrated Mill Turn Center programming.

In terms of the Development HQ, in order to achieve the "Mori-568PLAN", our medium term management plan, we are pursuing the introduction of attractive new models and the attainment of dramatic quality levels, as well as reductions in cost price.



Makoto Fujishima
Managing Director, Dr. Eng.,
Development & Manufacturing HQ
Executive Officer(Development)



Quality HQ

The basis of the medium term management plan is consolidated by "quality", which because it is trusted by the customer, provides a sense of assurance.



Takahiro Kobi
Director, Quality HQ Executive Officer and Purchasing HQ Executive Officer

"Quality" is an important element, a key to achievement of the "Mori-568PLAN". The Quality Assurance Department was established as the Quality HQ on 1st January, 2005, creating an organization for solidifying liaisons between headquarters and managing quality laterally between them. At the Quality HQ, attainment of the medium term management plan is being vigorously pursued based on the following measures:

1) Achievement of customer satisfaction exceeding customer expectations

Establishment of an appointed team to carry out "Customer visitation 1 year following delivery." We are developing a follow up system for addressing unclear points, and work tirelessly in the Sales and Development Departments until satisfaction is obtained. In addition, while deploying this process company wide, and utilizing it in the training of sales and service personnel and in product development, PDCA (Plan, Do, Check, and Action) is being continuously implemented on a daily basis to eliminate problems during the initial period following delivery.

2) Assurance of perfect within-process quality during development and production

We are introducing quality engineering, firmly establishing robust designs at the elemental level. We are implementing design and simulation via 3-D design, and are thoroughly committed to prototype evaluation of multiple units up to endurance and break down testing, carrying out complete quality assurance at the development process. In machining and assembly, we are promoting "quality visibility" indicating the degree of dissatisfaction at the next process, constructing a system where no mistakes occur.

3) Pursuing high quality together with the supplier, building a strong relationship of trust

We view the supplier's process as a part of our own company production process, and carry out quality guidance on par with in-house procedures. We are establishing a system capable of swiftly implementing the optimal measures and deployment when a problem occurs.

Purchasing HQ

We are aiming to strengthen liaisons with our suppliers, achieving a material cost to sales ratio of 45%.

The "Consolidated cost of sales ratio of 60%" in the "Mori-568PLAN" will be achieved through reduction of the material cost to sales ratio by the Purchasing HQ. In FY2004, we responded to good numbers of orders and increases in production through cooperation with our suppliers. In FY2005, we will increase the speed of information transmission to suppliers, eliminating unnecessary stock and unfinished products. In addition, we will implement reliable, error-free inventory control on a daily basis, providing all production staff with BHT terminals. We are also building a strong partnership with suppliers, in order to set prices reliably. By taking these measures, we will be able to efficiently set mutually beneficial prices and reasonable delivery times, enabling component procurement with stable quality. We are establishing a strong base for ensuring profitability together with suppliers, and aim to achieve a material cost to sales ratio of 45% in FY2007.



Results for raw material ratio reductions via the N Series

Percentage of total sales constituted by N Series sales — Material cost to sales ratio

(Sales N Series ratio) 75% 65% 55% 45% 35% 25% 15%

(Material cost to sales ratio) 51% 50% 49% 48% 47% 46%

03.4 5 6 7 8 9 10 11 12 04.1 2 3 4 5 6 7 8 9 10 11 12 05.1 2 3 4

Engineering HQ

Timely and optimal proposals and meticulous service are consistently offered.

From the planning stage of a product development business venture, all the way to the mass production of the product, the customer must overcome a variety of problems, in order to maintain a high level of product quality and to obtain the maximum profit at the lowest cost. These issues include everything from the optimal machine tool selection, including tools and auxiliary equipment, to verification of investment effectiveness, establishment of machining methods, training of employees and reduction of running costs. In addition, in the period from simulation to actual verification, major decisions need to be made under the constraints of limited delivery times. The Engineering HQ was inaugurated as a department offering both technical proposals and security with respect to various customer issues. We are a technical support contact throughout the sales process, from presentation of technical proposals to the customer, to the issuance of estimates, creation of contracts, on-site visitation, delivery of goods, and receiving inspections. Whether inside Japan or abroad, our sincere desire is to fully unleash the potential of machine tools for our customers, obtaining high productivity at low cost. From customers expanding globally to customers focusing on daily business, shortening the product completion delivery time...in order to provide the optimal proposals close to the customer, we provide meticulous service to promote business efficiency and product development.


MORI

Koji Okura
Managing Director
Engineering HQ Executive Officer

Engineering Service

Our elite staff, thoroughly knowledgeable about machining and machines, provides consistent support with everything from consultation to delivery and attendance at proceedings.


With issues such as the aging of outdated equipment, revision of production techniques, increased production systems and new approaches, our staff listen directly to customers' wishes handling both documentation and samples.
Consultations
Development Department
Response to enquiries
Manufacture
●Tooling concept and design
●Time studies (determining machining methods and time)
●Quotations ●Setting of delivery period ●System concept
●Test machining ●Creation of specifications
Assembly
●Arrangements with development and production departments
●Establishment of a schedule
Proposals
●Development and modification of machines
●Design of auxiliary equipment and devices
●Tooling design
●Control system construction
Design
Manufacture and assembly
Validation and evaluation
Run off
Installation startup verification
●Startup verification
●Machining implementation
●Workpiece verification
●Extraction of defects
●Shipment and delivery arrangements
●Completion inspection
●Creation of a programming report
●Machining and continuity tests
●Prior submission of machining data

Sales & Marketing HQ

In order to deliver high-quality support and proposals to customers throughout the world.

Our 57th term (April 2004 to March 2005) was one of spectacular results that will leave their mark on our company's history. FY2005, our 58th term, is the first year of our medium term management plan, the "Mori-568PLAN", and we are setting even loftier goals as we address our daily operations. Whatever the region, be it Japan, Europe, the Americas, or Asia, the economy has maintained its briskness since 2004. In addition, continuing on from the release of 30 models in the NL Series last year, this year we are releasing 9 models with 66 variations of the Integrated Mill Turn Center NT Series. Series expansion is also being implemented for the die and precision component machining NV Series. In response to the favorable conditions in-house and outside the company, we are also wholeheartedly pursuing increases in sales bases, and strengthening of sales, service and application personnel. In addition, the new France Technical Center, which opened on 1st June, 2005, serves as the focal point for our company's sales and applications in Europe. There are significant increases in personnel as well at bases in Japan, China and India. Furthermore, in order to provide even higher-quality support and proposals for our customers, an advanced information system for supporting sales activities across the board is also scheduled to begin operations soon. By strengthening product and sales bodies in this way, we are determined to achieve our goal for FY2005 of 132 billion yen in consolidated sales.



Kazuyuki Hiramoto

Senior Executive Managing Director, Dr. Eng.,
Sales & Marketing HQ
Executive Officer

Administrative HQ

The department that draws achievements from the "Mori-568PLAN".

In order to lead the medium term business plan, the "Mori-568PLAN", towards success, it is essential to set critical success factors (CSF) and key performance indicators (KPI) to measure the degree of CSF attainment, and to determine a plan of execution for the CSF.

At the Administrative HQ, we have established a "Mori-568PLAN" Promotion Section in the Corporate Planning Department and have deployed special staff. We are: 1) implementing performance evaluation of "Mori-568PLAN" CSF goals and performance; and 2) promoting inhouse PR activities, taking measures for the achievement of the "Mori-568PLAN".

In addition, management by objectives (MBO) are being linked to the "Mori-568PLAN", and measures are being taken for the establishment of a compensation plan tied to results. These measures are reliably tied to: 1) promotion of strategic execution; 2) heightening of motivation and 3) superior staff. For this purpose, if the staff does not consent to the compensation system there is little gained. Thus using staff consent questionnaires, we are minimizing variance in executive evaluative standards, and are striving to improve the level of staff consent, focusing not only on results but also on process.

As a global enterprise, MORI SEIKI is implementing transparency in management through business risk management and the creation of an internal control system, so there is no estrangement of direct management from head office managers at our many affiliates and subsidiaries in Japan and abroad. We are also effectively implementing corporate governance, and are promoting business activities based on even higher levels of business ethics.



Hiroaki Tamai

Director,
Administrative HQ Executive Officer

Approach to Products

More innovative, more creative. Continuing to strive for innovation.

sincere approach to uncompromising technology has led to numerous innovations.
creative drive at MORI SEIKI rests in an unceasing pursuit of precision.

NT Department *Integrated Mill Turn Centers*



Yasufumi Takai
General Manager





The NT Department manages Integrated Mill Turn Center development and manufacture at the Chiba Campus. In FY2004, our second year of operation at the Chiba Campus, measures were taken to enhance the facilities, including improvements to the production site, enhancements of design and production quality, and construction of a new materials building. This was done in order to reach a new level of quality and to provide products in a timely manner. In addition, to promote further growth, measures were also taken for new Integrated Mill Turn Center development. In 2005, a full model change for the entire series is scheduled for implementation. The showroom in the Chiba Campus, newly opened in December 2004, has been well received by customers in the Kanto region. As the third Campus following on from Iga and Nara, activities have been going ahead smoothly. A true Integrated Mill Turn Center is scheduled for release in FY2005, offering completely new value. We have thoroughly reviewed what customers wish from Integrated Mill Turn Centers, and the revisions based on the requested performance have been implemented from square one, leading to a machine with a completely new concept. In addition, we have created a completely uncompromising product incorporating unstintingly the technology from the excellent N series. Look out for further developments.

NT4200 DCG

DCG™ innovation


MORI SEIKI
NT4250 DCG

NL Department *Medium and large-scale CNC lathes*



Mitsuji Matsumoto
General Manager

The NL Series, which first debuted in June 2004, has topped a cumulative sales performance of 2,000 units in a mere one year's time, backed by favorable demand in Japan and abroad. In facing a lathe generation change, we went back to the drawing board for CNC lathe development. We are convinced from market evaluated results that we have developed and produced a product fully satisfying customer needs with respect to precision, quality, cost, productivity and delivery time. In FY2005, further productivity innovations will be implemented via NL Series cell production in the Assembly Department, based on our medium term management plan, the "Mori-568PLAN", and measures will progress towards even further achievement of QCD requirements. In addition, in the Design Department, 4 spindle CNC lathe: ZL/ZT series are being consolidated, and development has started on the new N Series, which will usher in a new era of machine tools. We're pushing onwards towards becoming the "Global One", and enhancing profits for our customers.

NL2500MC



Development of turret with a built-in motor for NC lathes
· The 2004 JSME Medal for New Technology

Rigid and Precise CNC Lathe NL series
· The Nikkan Kogyo Shimbun sponsored "34th Machine Design Award (Japan Machine Tool Builders' Association Award)"







NV Department *Vertical machining center*



Tadashi Saito
General Manager

In the NV Department, we carry out design and production of vertical machining centers. Core products range from the large-scale MV-653 and MV-1003, and the NV4000-DCG, developed based on a "Driven at the Center of Gravity" philosophy, all the way to the top of the line, the NV5000 α1, which remains popular thanks to its speed, precision and high productivity. In addition, the NV1500 DCG debuted as a small, high-class machine developed for small die and mold machining, and has now entered mass production. This financial year, we will expand deployment of the DCG series, develop the NV3000 DCG and NV6000 DCG, and strengthen our lineup of offerings for the die and mold sector and component machining sector. In terms of development, we have firmly established analysis and no-prototype design methods utilizing digital design. In this way, we are aiming for significant reductions in the development period. In assembly, we are achieving increased product quality and reduced lead times thanks to "Cell production" and "Complete part preparation", and have established a system capable of responding to short-term demands. The NV Department is taking measures for machine development in order to play a role in the further pursuit of customer profitability, aiming to be consistently the best in delivery time.

NV4000 DCG
· The Nikkan Kogyo Shimbun sponsored "46th Best New 10 Products Award"


NV4000 DCG
DCG innovation

NV1500 DCG
· The Nikkan Kogyo Shimbun sponsored "35th Machine Design Award (Distinctive Merit Award)"

Development of a high precision machining center based on DCG (Driven at the Center of Gravity)
· The 24th Technical Development Award from the Japan Society for Precision Engineering







NH Department *Horizontal Machining Center*



Yoshiaki Sugimoto
General Manager

The NH Department is engaged in the development and manufacture of horizontal machining centers. We have received high praise and support from customers for introducing to the market machines adopting the Driven at the Center of Gravity technology. Responding to the needs of the era, superior, innovative models from the NH4000 DCG to the NH8000 provide superior machining surface quality at high speeds, and with high-precision. In addition to formidable machining performance we have improved the peripheral devices and systems, producing fully developed machines from all aspects, including compatibility with software and support for fixtures. We will continue the expansion of the NH series, meeting even more customer needs, and fostering growth of the NH Series as the standard model for the 21st century. The entire staff is confident that the NH Series is capable of capturing the "Global One" position.



NH8000 DCG

DCG innovation

NH4000 DCG
· The Nikkan Kogyo Shimbun sponsored "46th Best New 10 Products Award"







NX Department
Small CNC Lathes, and Small Machining Centers



Naoshi Takayama
General Manager

In the NX department, we are developing and producing lathes and machining centers, targeting mass produced component machining. Aiming for a revolution in mass-produced small component production lines, the NX2000 DCG was presented at the 2004 JIMTOF, and received a great deal of interest on a number of fronts. The NX2000 DCG series has variations of the same size including horizontal and vertical machining centers and lathes. By combining these variations exactly as required we can provide the ideal production line for our customers. Currently in development, continuing on from the NX2000 DCG, are the NX3000 DCG and NX4000 DCG, and within FY2005 will undergo full-scale introduction to the market as the NX Series. Furthermore, under development are the most compact shaft machining lathes ever produced, as well as newly structured 5-spindle machining centers, which are scheduled for consecutive release. Expect great things of the NX department with its rush of new models.



NX2000 DCG

DURA Department

The DURA Department opened in February 2005 as the 6th combined development and product department at MORI SEIKI. Experts in design and production were selected for handling the design and production of new models in the NV and NX Departments, and a strong team was assembled. Machines newly addressed by the DURA Department are distilled from specifications of conventional models currently produced at MORI SEIKI. New models developed and produced by us represent a grand summary of the production reformation exemplified by cell production system and the "auto campsite" system, measures adopted by MORI SEIKI since 2001. Development is pursued concerning everything from the individual bolts to the development stage for construction of the production system. With the staff working as a unit, the DURA Department is taking measures for customer satisfaction with all machines subsequently developed and produced.



〈June 2006〉
DURA-type lathes and machining centers will be released



MAPPSⅢ

Control Design Department / DTL

Application System



Makoto Fujishima

Managing Director, Dr. Eng.,
Development & Manufacturing HQ
Executive Officer(Development),
Control System Department, DTL Department,
Information System Department,
and DURA Department
General Manager

Focusing on horizontal machining centers, we are progressing with incorporation of our in-house product, the DD system motor, and monthly production of such units has reached the 40 unit level. In addition, incorporation of the DD system motor has also begun for the new Integrated Mill Turn Center NT series. We will continue to promote development of motors that are perfectly suited to machine characteristics. The MAPPSII operating system, commercialized at the end of 2003, was well received and became firmly established as a symbol of our company. In FY2005, the MAPPSIII, a further evolution in performance will be introduced, additionally strengthening our proprietary NC functionality. Standardized within Japan, the CAPS-NET system will aim for further differentiation based on our company's renowned level of service, further strengthening remote service functionality. Further promotion is also expected of connectivity for existing machines, for which there is a strong demand.



Sales by the Product
Service, Parts and Others 10.67% 13,034
Grinding Machine 2.33% 2,846
Multi-Axis Turning Center, MT Series 6.50% 7,945
NC Lathe 35.14% 42,929
Machining Center 45.36% 55,412
Total 122,166
Millions of yen



Sales of Domestic and Overseas
Japan 51.59% 63,020
Overseas 48.41% 59,146
Total 122,166
Millions of yen



Overseas Sales
Asia and Oceania 15.22% 9,004
Europe 42.45% 25,108
The Americas 42.33% 25,034
Total 59,146
Millions of yen

MORI SEIKI Group

Domestic consolidated subsidiaries

TAIYO KOKI CO., LTD.
MORI SEIKI TECHNO, LTD.
MORI SEIKI TRADING, LTD.
MORI SEIKI HIGH PRECISION MACHINING LABORATORY, LTD.
MORI SEIKI FIXTURE LABORATORY, LTD.

Domestic unconsolidated subsidiaries

MORI SEIKI KOSAN, LTD.
MORI SEIKI PRECISION, LTD.
MORI SEIKI MACHINE SALES, LTD.
MORI SEIKI LEASING, LTD.

Overseas consolidated subsidaries

MORI SEIKI U.S.A., INC.
MORI SEIKI G.m.b.H.
MORI SEIKI (UK) LTD.
MORI SEIKI FRANCE S.A.
MORI SEIKI ITALIANA S.R.L.
MORI SEIKI ESPAÑA S.A.
MORI SEIKI SINGAPORE PTE LTD.
MORI SEIKI (TAIWAN) CO., LTD.
MORI SEIKI BRASIL LTDA.
MORI SEIKI HONG KONG LTD.
MORI SEIKI MEXICO, S.A. DE C.V.
MORI SEIKI (THAILAND) CO., LTD.
MORI SEIKI (SHANGHAI) CO., LTD.
MORI SEIKI KOREA CO., LTD.
DTL MORI SEIKI, INC.
PT. MORI SEIKI INDONESIA
MORI SEIKI AUSTRALIA PTY LIMITED
MORI SEIKI MID-AMERICAN SALES INC.
MORI SEIKI DISTRIBUTOR SERVICES, INC.
MS SYFRAMO S.A.S.

Overseas subsidiaries not included in consolidated accounting

MORI SEIKI MÜNCHEN G.m.b.H.

Associated companies to which equity method applies

WATANABE SEIKOSYO CO., LTD.

Associated companies to which equity method does not apply

UNITED MANUFACTURING SOLUTIONS LTD.
Other 4 Companies

Japan



Toyofumi Nishio
Director,
Sales & Marketing HQ
Vice Executive Officer
and Domestic Sales Department

In FY2004, significant capital investment was actively implemented in a number of industries, including automobiles and construction machinery. Capital investment, primarily related to Japanese automobiles, and replacement of machinery installed during the 90s will likely continue for a while. In this type of business environment, expansion of sales bases, and increased staffing of service and application activities is being proactively implemented, in order to live up to the hopes and expectations of domestic customers who are not currently fully satisfied. In addition to product quality improvements, we will offer proposals to customers, and fast service, as well as reliable and high-speed parts ordering and delivery, further improving the level of support quality.


TREVOR W.MORGAN
MORI SEIKI
AUSTRALIA PTY LIMITED
Regional Manager
Beijing
Dalian
Tianjin
Seoul
Shanghai
Japan
Chongqing
Dongguan
Taipei
New Delhi
Shenzhen
Hong Kong
Bangkok
Kuala Lumpur
Singapore
Jakarta
Japan-Asia
Engineering Department
Melbourne
Sydney
Hidefumi Shirotori
Director,
Engineering HQ

391

Asia Pacific & Strategic Growth Territory



Yasunori Hamabe

Director,
Sales & Marketing HQ
Vice Executive Officer,
MORI SEIKI ASIA President
and Asia Pacific &
Strategic Growth Department

In the Asia Pacific & strategic growth region, which is continuing to enjoy favorable conditions, our first priority is to offer even more substantial service engineering support, and are implementing facility enhancements and increased staffing of sales and support bases. In China, where active advances by our Japanese and European customers are evident, we have plans to establish 5 more Technical Centers in addition to the current 8 Technical Centers, and discussions are also underway regarding increases to the Indian Technical Centers. To further perfect the Service Call Centers in China and Thailand, materials have been submitted from the Japan Asia Engineering Department regarding increased staffing and engineering support. We believe that proactive investment centering on fortification of service support is integral to achievement of the targets in the "Mori-

American region



Tom Dillon

MORI SEIKI U.S.A., INC.
President and CEO,
American Department

In FY2004, in order to proactively expand our sales support network, we implemented further strengthening of MORI SEIKI MID-AMERICAN SALES INC., cultivating an even better relationship with our sales outlets. So as to offer direct service to our new customers in Michigan as well, we continued to fortify the service centers and engineering group, in order to establish a speedy and effective support system for our customers. Integrating the Sales, Engineering and Service departments, in FY2005 we will orchestrate our collective efforts for the purpose of acquiring a share of new target markets, putting massive enthusiasm into these measures. We will push onwards towards the achievements outlined in the "Mori-568PLAN" over the next 3 years.

European region



Takeshi Saito

Senior Executive Managing Director,
Sales & Marketing HQ
Vice Executive Officer,
MORI SEIKI EUROPE President
and Europe Department

As a step towards attainment of the "Mori-568PLAN", in FY2005, the effectiveness of the Paris show room was well confirmed with completion of the new France Technical Center and large-scale participation by customers from various European countries at the Grand open house. Typically equipped with 25 to 30 units representing almost all models, it has come to function effectively as a center for customer decisions regarding products in the European market. In addition, by forging a support network with even closer contact with customers; by strengthening engineering support for the mature Western European and Central European markets; by fortifying the marketing team, and by expanding sales outlets in Central Europe, which continues to expand, we will attain the European sales target in the "Mori-568PLAN" for 3 years hence of 42.5 billion yen.

MARK.H. MOHR
MORI SEIKI MID-AMERICAN SALES INC.
President

SCHMIDBAUR H.PETER
MORI SEIKI DEUTSCHLAND SALES & SERVICE
Stuttgart T.C.
Managing Director

MICHAEL STIENS
MORI SEIKI DEUTSCHLAND SALES & SERVICE
Düsseldorf T.C.
Managing Director

WOLFGANG SCHAEKEL
MORI SEIKI DEUTSCHLAND SALES & SERVICE
Hamburg T.C.
Managing Director

MICHAEL BEHRENS
MORI SEIKI DEUTSCHLAND SALES & SERVICE
München T.C.
Managing Director

Hamburg
Düsseldorf
Slough
Stuttgart
München
Paris
Milano
Toulouse
Lyon
Istanbul
Barcelona
Milwaukee
Detroit
Cleveland
Sacramento
Des Moines
Chicago
Boston
San Francisco
Indianapolis
New Jersey
Cincinnati
Dallas
Charlotte
Los Angeles
Mexico City
São Paulo

SYLVAIN BADIN
MS SYFRAMO S.A.S.
Sales Director

VILIAM BIGHI
MORI SEIKI ITALIANA S.R.L.
Regional Manager &
Vice President for Sales

American Engineering Department

GREGORY HYATT
Engineering HQ
General Manager

European Engineering Department

RALF RIEDEMANN
Engineering HQ
General Manager

- OVERSEAS SUBSIDIARIES
- OVERSEAS REPRESENTATIVE OFFICE
- MORI SEIKI MID-AMERICAN SALES INC.

Human Resource Development

Superior product development starts with superior personnel training

Supporting production sites in a total of 67 countries around the world, we see as our primary task the training and education of personnel with global knowledge and skills.

Human Resources Development Center

Training facilities that had been divided between the Nara Campus and Iga Campus have been consolidated as the Human Resources Development Center at the Iga Campus. More than 20 old and new models are continuously available as training machines, and a measurement practice room, equipped with the newest 3-D instrumentations is also being developed. Training is also continuously implemented for Japanese and overseas site personnel and foreign dealers, aiming for a consistently higher level of skills and knowledge. Schools for a variety of models have been opened for customers, and whether in-house or outside the company, training for personnel is being implemented through presentation of our abundant know-how.


MORI SEIKI
人材開発センタ
Human Resources Development Cent


MTP training

Proactive investments in personnel

With favorable conditions for domestic and overseas demand, we have increased performance capacity through Chiba Campus operations and immersion in the cell production system. Subsequently will we also proactively implement investments for our personnel. In particular, not stopping at share expansion in Europe and Asia, we are aiming to strengthen our sales through staff increases. In Europe, there are plans for increasing the current staff of about 180 to about 300, and the roughly 130 salespeople in Asia to about 200 in 2007. In order to further strengthen competitiveness in global business deployment, we will continue with proactive hiring and will pursue enhancement of personnel training.


Skill training

Personnel (since 1990)


(People)
Full-time Japanese staff
The Americas
Europe
Asia and Oceania
Contracted labor, etc.
Temporary staff, etc.
Other
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Former Hitachi Seiki Co., Ltd.
Sales assignees
Plans
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
(Fiscal Year)


Service training

Organization


AUDITING
THE BOARD OF DIRECTORS
EXPORT CONTROL
COMMITTEE FOR DISCLOSURES AND STANDARDS
PRESIDENT
ADMINISTRATIVE HQ
CORPORATE PLANNING
MARKETING STRATEGY
INTERNAL AUDITING
LEGAL
FINANCE
ACCOUNTING
INFORMATION SYSTEMS
PERSONNEL
HUMAN RESOURCES DEVELOPMENT CENTER
GENERAL AFFAIRS
PURCHASING HQ
PURCHASING
SALES & MARKETING HQ
SALES PLANNING
PRODUCTION & SHIPMENT PLANNING
DOMESTIC SALES
STRATEGIC
AMERICA
EUROPE
ASIA PACIFIC AND STRATEGIC GROWTH
S & P
MORI SEIKI TRADING
DEVELOPMENT & MANUFACTURING HQ
DEVELOPMENT PLANNING
DEVELOPMENT MANAGEMENT
PRODUCTION PLANNING
MATERIAL LABORATORY
NL
NV
NH
NX
DURA
NT
ELECTRICAL CIRCUIT
CONTROL DESIGN
DTL
FIXTURE PERIPHERAL DEVICE
IGA PLANT MACHINING
SPINDLE MAJOR COMPONENT
NARA PLANT MACHINING
HIGH PRECISION MACHINING LABORATORY
TECHNO
ENGINEERING HQ
JAPAN ASIA ENGINEERING
AMERICA ENGINEERING
EUROPE ENGINEERING
MACHINING TECHNOLOGY
APPLICATIONS & MACHINE ACCEPTANCE CENTER
QUALITY HQ
QUALITY ASSURANCE

Board of Directors

Masahiko Mori — *President Dr. Eng.* · · · · ①
Hiroshi Mizuguchi — *Vice-President* · · · · ②
Kyoji Umeoka — *Senior Executive Managing Director* · · · · ③
Kazuyuki Hiramoto — *Senior Executive Managing Director Dr. Eng.* · · · · ④
Takeshi Saito — *Senior Executive Managing Director* · · · · ⑤
Koji Okura — *Managing Director* · · · · ⑥
Hiraku Nakata — *Managing Director* · · · · ⑦
Makoto Fujishima — *Managing Director Dr. Eng.* · · · · ⑧
Yoshitsugu Shigeta — *Managing Director* · · · · ⑨



Hiroaki Tamai — *Director* · · · · ⑩
Takahiro Kobi — *Director* · · · · ⑪
Yasunori Hamabe — *Director* · · · · ⑫
Hidefumi Shirotori — *Director* · · · · ⑬
Toyofumi Nishio — *Director* · · · · ⑭
Koji Kageyama — *Standing Statutory Auditor* · · · · ⑮
Yuzo Matsuyama — *Standing Statutory Auditor* · · · · ⑯
Katsuhiko Maehori — *Statutory Auditor Lawyer* · · · · ⑰
Yasuo Noishiki — *Statutory Auditor* · · · · ⑱
Takashi Nakanishi — *Statutory Auditor*




Financial Information
35 Consolidated Financial Highlights II
38 Consolidated Balance Sheets
40 Consolidated Statements of Income
41 Consolidated Statements of Shareholders' Equity
42 Consolidated Statements of Cash Flows
43 Notes to Consolidated Financial Statements 31st March, 2005
54 Report of Independent Auditors

Consolidated Financial Highlights II

Sales by Products

Fiscal Year	MC	NC LATHES	MT SERIES	GRINDING MACHINES	SOFTWARE	PARTS	SERVICE	OTHERS	TOTAL
2001.4.1~2002.3.31	29,699	28,179	3,884	1,940	62	4,041	1,053	798	**69,656**
	42.6 %	40.5 %	5.6 %	2.8 %	0.1 %	5.8 %	1.5 %	1.1 %	**100.0 %**
2002.4.1~2003.3.31	27,494	22,434	5,081	1,478	55	5,205	1,224	893	**63,864**
	43.1 %	35.1 %	8.0 %	2.3 %	0.1 %	8.1 %	1.9 %	1.4 %	**100.0 %**
2003.4.1~2004.3.31	38,010	30,658	7,772	2,210	73	5,835	1,879	1,120	**87,557**
	43.4 %	35.1 %	8.9 %	2.5 %	0.1 %	6.6 %	2.1 %	1.3 %	**100.0 %**
2004.4.1~2005.3.31	55,412	42,929	7,945	2,846	66	9,245	2,403	1,320	**122,166**
	45.4 %	35.1 %	6.5 %	2.3 %	0.1 %	7.5 %	2.0 %	1.1 %	**100.0 %**

(Millions of yen)


120,000
100,000
80,000
60,000
40,000
20,000
0
01.4~02.3
02.4~03.3
03.4~04.3
04.4~05.3
OTHERS
SERVICE
PARTS
SOFTWARE
GRINDING MACHINES
MT SERIES
NC LATHES
MC
(Millions of yen)

Overseas Sales

Fiscal Year	TOTAL
2001.4.1~2002.3.31	**46,463**
	66.7 %
2002.4.1~2003.3.31	**36,743**
	57.5 %
2003.4.1~2004.3.31	**46,236**
	52.8 %
2004.4.1~2005.3.31	**59,146**
	48.4 %

(Millions of yen)

•Each amount above has been included in net sales.
•Each percentage above has been calculated based on the net sales for the respective fiscal year.


120,000
100,000
80,000
60,000
40,000
20,000
0
01.4~02.3
02.4~03.3
03.4~04.3
04.4~05.3
Domestic
Export
(Millions of yen)

Depreciation and Investments in Plant and Equipment

Fiscal Year	Depreciation	Net income (loss)	Investments
2000.4~2001.3	5,795	1,119	5,690
2001.4~2002.3	5,679	(16,607)	5,226
2002.4~2003.3	5,114	(5,555)	4,862
2003.4~2004.3	4,999	712	6,644
2004.4~2005.3	5,100	9,381	8,328

(Millions of yen)

Estimate

2005.4~2006.3	5,800	9,600	11,400

(Millions of yen)

•MORI SEIKI CO., LTD.'s investments in fixed assets over the past five years totaled approximately ¥30,750 million.


11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
00.4~01.3
01.4~02.3
02.4~03.3
03.4~04.3
04.4~05.3
05.4~06.3
Depreciation
Investments
(Millions of yen)

Five-year Summary

Fiscal Year	Millions of yen					Thousands of U.S. dollars
	2004.4~2005.3	**2003.4~2004.3**	**2002.4~2003.3**	**2001.4~2002.3**	**2000.4~2001.3**	**2004.4~2005.3**
Net sales	¥122,166	¥ 87,557	¥ 63,864	¥ 69,656	¥ 86,878	$1,138,334
Net income (loss)	9,381	712	(5,555)	(16,607)	1,119	87,411
Net income (loss) as a percentage of sales	7.7%	0.8%	(8.7%)	(23.8%)	1.3%	7.7%
Selling, general and administrative expenses	30,865	24,732	22,755	19,492	18,247	287,598
Cash dividends	1,761	883	445	450	663	16,409
Total assets	135,631	122,166	115,123	113,415	146,091	1,263,800
Shareholders' equity	96,443	86,912	86,875	93,551	125,171	898,649
Property, plant and equipment, net	59,910	56,561	56,977	59,575	73,333	558,237
Working capital	40,957	41,239	23,970	36,728	49,255	381,635
Per share data :	Yen					U.S. dollars
Net income (loss)	¥104.94	¥7.23	¥(61.96)	¥(178.93)	¥11.68	$0.98
Cash dividends	20.00	10.00	5.00	5.00	7.00	0.19

1. Net income (loss) per share is computed based upon the weighted-average number of shares of common stock outstanding during each fiscal year as adjusted for free share distributions.

2. Cash dividends per share are those declared as applicable to each respective fiscal year and cash dividends charged to retained earnings are those actually paid.

3. *The accompanying U.S. dollar amounts have been translated from yen, solely for convenience, as a matter of arithmetic computation only, at ¥107.32 = U.S.$1.00, the exchange rate prevailing on 31st March, 2005.*

Consolidated Balance Sheets

Assets

	Millions of yen		Thousands of U.S. dollars (Note 1)
	31st March,		31st March,
	2005	2004	2005
Current assets:			
Cash and deposits (Note 3)	¥ 12,775	¥ 15,968	$ 119,037
Notes and accounts receivable:			
Trade	27,765	20,352	258,712
Allowance for doubtful receivables	(329)	(193)	(3,065)
Notes and accounts receivable, net	**27,436**	**20,159**	**255,647**
Inventories (Note 4)	21,069	17,621	196,319
Deferred income taxes (Note 8)	199	352	1,854
Other current assets	2,220	1,476	20,686
Total current assets	**63,699**	**55,576**	**593,543**
Property, plant and equipment:			
Land (Note 10)	21,672	20,886	201,938
Buildings and structures	65,360	62,269	609,020
Machinery, equipment and vehicles	40,711	38,032	379,342
Construction in progress	945	630	8,805
	128,688	**121,817**	**1,199,105**
Accumulated depreciation	(68,778)	(65,256)	(640,868)
Property, plant and equipment, net	**59,910**	**56,561**	**558,237**
Investments and other assets:			
Investments in securities:			
Unconsolidated subsidiaries and affiliates	1,096	336	10,212
Other (Note 5)	7,623	5,996	71,031
Total investments in securities	**8,719**	**6,332**	**81,243**
Deferred income taxes (Note 8)	5	5	46
Other assets:			
Goodwill	1,240	1,644	11,554
Other	2,058	2,089	19,177
Allowance for doubtful receivables	–	(41)	–
Other assets, net	**3,298**	**3,692**	**30,731**
Total investments and other assets	12,022	10,029	112,020
Total assets:	**¥135,631**	**¥122,166**	**$1,263,800**

See accompanying Notes to Consolidated Financial Statements.

Liabilities, Minority Interests and Shareholders' Equity

	Millions of yen		Thousands of U.S. dollars (Note 1)
	31st March,		31st March,
	2005	2004	2005
Current liabilities:			
Short-term bank loans (Note 7)	¥ 1,370	¥ –	$ 12,766
Current portion of long-term debt (Note 7)	5,084	2,584	47,372
Accounts payable	8,200	6,466	76,407
Accrued income taxes (Note 8)	464	360	4,324
Accrued expenses	529	545	4,929
Deferred income taxes (Note 8)	169	115	1,575
Other current liabilities	6,926	4,267	64,535
Total current liabilities	22,742	14,337	211,908
Long-term liabilities:			
Long-term debt (Note 7)	12,708	17,792	118,412
Deferred income taxes (Note 8)	1,758	1,241	16,381
Deferred income taxes on reserve for land revaluation (Notes 8 and 10)	1,824	1,824	16,996
Total long-term liabilities	16,290	20,857	151,789
Minority Interests	156	60	1,454
Contingent liabilities (Note 12)			
Shareholders' equity (Notes 9 and 17):			
Common stock:			
Authorised – 157,550,000 shares – 31st March, 2005 and 2004			
Issued – 94,775,427 shares – 31st March, 2005 and 2004	28,191	28,191	262,682
Capital surplus	40,932	40,931	381,401
Reserve for land revaluation (Note 10)	(13,172)	(13,576)	(122,736)
Retained earnings	46,255	38,208	431,001
Net unrealised holding gain on securities (Note 5)	2,323	1,527	21,646
Translation adjustments	(2,236)	(2,863)	(20,835)
Treasury stock, at cost; 6,725,554 shares – 31st March, 2005	(5,850)	–	(54,510)
6,376,975 shares – 31st March, 2004	–	(5,506)	–
Total shareholders' equity	96,443	86,912	898,649
Total liabilities, minority interests and shareholders' equity	¥135,631	¥122,166	$1,263,800

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

	Millions of yen		Thousands of U.S. dollars (Note 1)
	Year ended 31st March,		Year ended 31st March,
	2005	2004	2005
Net sales	¥ 122,166	¥ 87,557	$1,138,334
Cost of sales	80,784	60,424	752,739
Gross profit	**41,382**	**27,133**	**385,595**
Selling, general and administrative expenses (Note 11)	30,865	24,732	287,598
Operating income	**10,517**	**2,401**	**97,997**
Other income (expenses):			
Interest and dividend income	113	78	1,053
Interest expense	(136)	(103)	(1,267)
Loss on devaluation of investments in securities	–	(47)	–
Foreign exchange gain (loss)	54	(262)	503
Retirement benefits paid to directors and statutory auditors	(400)	(1,177)	(3,727)
Other, net	(144)	(68)	(1,342)
Income before income taxes and minority interests	**10,004**	**822**	**93,217**
Income taxes (Note 8):			
Current	412	191	3,839
Deferred	118	(99)	1,100
Minority interests in net income of consolidated subsidiaries	(93)	(18)	(867)
Net income	**¥ 9,381**	**¥ 712**	**$ 87,411**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

	Number of shares of common stock	Millions of yen					
		Common stock	Capital surplus	Reserve for land revaluation (Note 10)	Retained earnings	Net unrealised holding gain on securities (Note 5)	Translation adjust-ments
Balance at 31st March, 2003	94,775,427	¥28,191	¥40,931	¥(13,576)	¥37,920	¥42	¥(1,605)
Net income	–	–	–	–	712	–	–
Cash dividends	–	–	–	–	(445)	–	–
Adjustment resulting from exclusion of a subsidiary from consolidation	–	–	–	–	21	–	–
Net unrealised holding gain on securities	–	–	–	–	–	1,485	–
Translation adjustments	–	–	–	–	–	–	(1,258)
Balance at 31st March, 2004	94,775,427	28,191	40,931	(13,576)	38,208	1,527	(2,863)
Net income	–	–	–	–	9,381	–	–
Cash dividends	–	–	–	–	(883)	–	–
Bonuses to directors and statutory auditors	–	–	–	–	(69)	–	–
Adjustment resulting from exclusion of subsidiaries from consolidation	–	–	–	–	22	–	–
Gain on disposition of treasury stock	–	–	1	–	–	–	–
Reserve for land revaluation	–	–	–	404	(404)	–	–
Net unrealised holding gain on securities	–	–	–	–	–	796	–
Translation adjustments	–	–	–	–	–	–	627
Balance at 31st March, 2005	94,775,427	¥28,191	¥40,932	¥(13,172)	¥46,255	¥2,323	¥(2,236)

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Reserve for land revaluation (Note 10)	Retained earnings	Net unrealised holding gain on securities (Note 5)	Translation adjust-ments
Balance at 31st March, 2004	$262,682	$381,392	$(126,500)	$356,019	$14,229	$(26,677)
Net income	–	–	–	87,411	–	–
Cash dividends	–	–	–	(8,227)	–	–
Bonuses to directors and statutory auditors	–	–	–	(643)	–	–
Adjustment resulting from exclusion of subsidiaries from consolidation	–	–	–	205	–	–
Gain on disposition of treasury stock	–	9	–	–	–	–
Reserve for land revaluation	–	–	3,764	(3,764)	–	–
Net unrealised holding gain on securities	–	–	–	–	7,417	–
Translation adjustments	–	–	–	–	–	5,842
Balance at 31st March, 2005	$262,682	$381,401	$(122,736)	$431,001	$21,646	$(20,835)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Millions of yen		Thousands of U.S. dollars (Note 1)
	Year ended 31st March,		Year ended 31st March,
	2005	2004	2005
Operating activities:			
Income before income taxes and minority interests	¥10,004	¥ 822	$93,217
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortisation	5,100	4,999	47,521
Loss on devaluation of investments in securities	–	47	–
Increase in allowance for doubtful receivables	43	131	401
Decrease in accrued bonuses	–	(1,520)	–
Interest and dividend income	(113)	(78)	(1,053)
Interest expense	136	103	1,267
Unrealised exchange (gain) loss	(56)	222	(522)
Changes in operating assets and liabilities:			
Notes and accounts receivable	(6,725)	(3,426)	(62,663)
Inventories	(4,683)	3,577	(43,636)
Notes and accounts payable	1,456	759	13,567
Bonuses to directors and statutory auditors	(69)	–	(643)
Other, net	1,916	(1,161)	17,853
Subtotal	**7,009**	**4,475**	**65,309**
Interest and dividend income received	113	78	1,053
Interest paid	(138)	(97)	(1,286)
Income taxes (paid) refunded	(130)	14	(1,211)
Net cash provided by operating activities	**6,854**	**4,470**	**63,865**
Investing activities:			
Purchases of property, plant and equipment	(5,935)	(4,470)	(55,302)
Proceeds from sales of property, plant and equipment	242	427	2,255
Increase in investments in securities	(299)	–	(2,786)
Proceeds from sales of investment securities	0	1,482	1
Increase in investment in a subsidiary and an affiliate	(700)	(100)	(6,523)
Purchases of other assets	(395)	(854)	(3,681)
Other, net	73	(82)	680
Net cash used in investing activities	**(7,014)**	**(3,597)**	**(65,356)**
Financing activities:			
Increase (decrease) in short-term bank loans	1,370	(7,000)	12,766
Proceeds from long-term debt	–	20,000	–
Repayment of long-term debt	(2,584)	(5,159)	(24,078)
Purchase of treasury stock	(350)	(479)	(3,261)
Cash dividends	(883)	(445)	(8,227)
Other, net	10	6	92
Net cash (used in) provided by financing activities	**(2,437)**	**6,923**	**(22,708)**
Effect of exchange rate changes on cash and cash equivalents	(111)	(144)	(1,034)
(Decrease) increase in cash and cash equivalents	(2,708)	7,652	(25,233)
Cash and cash equivalents at beginning of the year	15,965	8,381	148,761
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	(485)	(68)	(4,519)
Cash and cash equivalents at end of the year (Note 3)	**¥12,772**	**¥15,965**	**$119,009**

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements 31st March, 2005

1. Basis of Presentation

MORI SEIKI CO., LTD. (the "Company") and its domestic consolidated subsidiaries maintain their accounts and records in accordance with accounting principles generally accepted in Japan. Its overseas consolidated subsidiaries maintain their accounts and records in conformity with the requirements of their countries of domicile.

The accompanying consolidated financial statements are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

In preparing the accompanying financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued in Japan in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles and practices generally accepted in Japan but is presented herein as additional information.

The accompanying consolidated financial statements have been translated from yen amounts into U.S. dollar amounts, solely for convenience, as a matter of arithmetic computation only, at ¥107.32 = U.S.$1.00, the exchange rate prevailing on 31st March, 2005. This translation should not be construed as a representation that yen have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

2. Summary of Significant Accounting Policies

1) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries over which substantial control is exerted through either majority ownership of voting stock and/or by other means. All significant intercompany balances and transactions have been eliminated in consolidation.

For consolidation purposes, the financial statements of three consolidated subsidiaries whose fiscal year end is 31st December have been included in consolidation, on the basis of a full fiscal year, for the year ended 31st March.

All assets and liabilities of the subsidiaries are revalued on acquisition, if applicable, and the excess of cost over the underlying net assets at each respective date of acquisition is amortised over a period of five years on a straight-line basis.

2) Foreign currency translation

Receivables and payables denominated in foreign currencies are translated into yen at the fiscal year-end rates. Gain or loss resulting from such translation adjustments is credited or charged to income as incurred. The balance sheet accounts of the overseas consolidated subsidiaries have been translated into yen at the rates of exchange in effect at the balance sheet date, except for the components of shareholders' equity, which have been translated at their historical rates. The differences resulting from translation are presented as components of shareholders' equity and minority interests. Revenues, expenses and cash flows are translated at the average rates for the year.

3) Cash and cash equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash on hand, deposits with banks withdrawable on demand, and short-term investments which are readily convertible to cash subject to an insignificant risk of any changes in their value and which were purchased with an original maturity of three months or less.

4) Inventories

Merchandise, finished goods and work-in-process at the Company and its domestic consolidated subsidiaries are stated at cost determined principally by the average method, and those at the overseas consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the first-in, first-out method.

Raw materials are stated at cost determined by the moving average method. Supplies are stated at cost determined by the last purchase price method.

5) Property, plant and equipment

Depreciation of property, plant and equipment of the Company and the domestic consolidated subsidiaries, except for buildings acquired on or subsequent to 1st April, 1998, is calculated by the declining-balance method over the useful lives of the respective assets. Depreciation of buildings of the Company and the domestic consolidated subsidiaries acquired on or subsequent to 1st April, 1998 is calculated by the straight-line method. Depreciation of property, plant and equipment of the overseas subsidiaries is calculated by the straight-line method.

The useful lives of property, plant and equipment are summarised as follows:

Buildings and structures	7 to 50 years
Machinery, equipment and vehicles	2 to 17 years

6) Leases

Non-cancelable leases of the Company and the domestic consolidated subsidiaries are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that leases which stipulate the transfer of ownership of the leased property to the lessee are accounted for as finance leases.

Leases other than operating leases of the overseas subsidiaries are accounted for as finance leases.

7) Investments in unconsolidated subsidiaries and affiliates

Investments in unconsolidated subsidiaries and affiliates are stated at cost determined by the moving average method.

8) Investments in securities

Other securities with determinable market value are stated at market value. Unrealised holding gain or loss is accounted for as a component of shareholders' equity. Cost of securities sold is determined by the moving average method. Other securities without determinable market value are stated at cost determined by the moving average method.

9) Income taxes

Deferred income taxes are recognised by the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

In accordance with the law on amendment of local tax laws and so forth, effective 1st April, 2004, business scale taxation went into effect. A domestic corporation with capital in excess of ¥100 million is subject to business scale taxation on the basis of the total amount of value added, the size of its capital and its taxable income. Based on the new accounting standard on the business scale taxation, the Company and its certain domestic consolidated subsidiaries have accounted for business scale taxation with respect to the amounts of value added and capital as a component of selling, general and administrative expenses. Consequently, selling, general and administrative expenses for the year ended 31st March, 2005 increased by ¥235 million ($2,190 thousand) and income before income taxes and minority interests for the year ended 31st March, 2005 decreased by ¥235 million ($2,190 thousand).

10) Derivatives

Derivatives are stated at fair value.

11) Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognised.

12) Research and development costs and computer software

Research and development costs are charged to income when incurred. Expenditures relating to software developed for internal use are charged to income when incurred unless these contribute to the generation of future income or cost savings. Such expenditures are capitalised as assets and amortised by the straight-line method over the useful life of the software, generally 5 years. Expenditures relating to software developed for sale in market are capitalised as assets and amortised by the straight-line method over the prospective sales period, generally 3 years.

13) Goodwill

Goodwill is amortised by the straight-line method over periods ranging from 5 to 10 years.

3. Cash and Cash Equivalents

In the presentation of the consolidated statements of cash flows, the relationship between the items included in cash and cash equivalents and the corresponding amounts reflected in the balance sheets at 31st March, 2005 and 2004 are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Cash and deposits	¥12,775	¥15,968	$119,037
Time deposits with an original maturity in excess of 3 months included in cash and deposits	(3)	(3)	(28)
Cash and cash equivalents at end of the year	**¥12,772**	**¥15,965**	**$119,009**

During the year ended 31st March, 2005, the Company acquired shares of MS SYFRAMO S.A.S. and included this company in consolidation. The assets and liabilities of MS SYFRAMO S.A.S. when initially consolidated, the acquisition cost of the shares of MS SYFRAMO S.A.S. and the Company's total expenditure to acquire these shares are summarised as follows:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥431	$4,016
Non-current assets	20	186
Excess of cost over underlying net assets	38	354
Current liabilities	(260)	(2,422)
Long-term liabilities	(16)	(149)
Acquisition cost of shares	**213**	**1,985**
Cash and cash equivalents held by MS SYFRAMO S.A.S.	(173)	(1,612)
Expenditure to acquire shares of MS SYFRAMO S.A.S., net	**¥ 40**	**$ 373**

4. Inventories

Inventories at 31st March, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Merchandise	¥ 28	¥ 28	$ 261
Finished goods	8,161	7,515	76,044
Work in process	4,617	3,972	43,020
Raw materials and supplies	8,263	6,106	76,994
Total	**¥21,069**	**¥17,621**	**$196,319**

5. Securities

Marketable securities classified as other securities at 31st March, 2005 and 2004 are summarized as follows:

	Millions of yen					
	2005			2004		
	Acquisition cost	Carrying value	Unrealised gain	Acquisition cost	Carrying value	Unrealised gain
(1)Securities whose carrying value exceeds their acquisition costs:						
Equity securities	¥3,720	¥7,623	¥3,903	¥3,421	¥5,987	¥2,566
Debt securities	–	–	–	–	–	–
Other	–	–	–	–	–	–
Subtotal	3,720	7,623	3,903	3,421	5,987	2,566
(2)Securities whose carrying value does not exceed their acquisition costs:						
Equity securities	–	–	–	–	–	–
Debt securities	–	–	–	–	–	–
Other	–	–	–	–	–	–
Subtotal	–	–	–	–	–	–
Total	¥3,720	¥7,623	¥3,903	¥3,421	¥5,987	¥2,566

	Thousands of U.S. dollars		
	2005		
	Acquisition cost	Carrying value	Unrealised gain
(1)Securities whose carrying value exceeds their acquisition costs:			
Equity securities	$34,663	$71,031	$36,368
Debt securities	–	–	–
Other	–	–	–
Subtotal	34,663	71,031	36,368
(2)Securities whose carrying value does not exceed their acquisition costs:			
Equity securities	–	–	–
Debt securities	–	–	–
Other	–	–	–
Subtotal	–	–	–
Total	$34,663	$71,031	$36,368

An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.
The carrying value of investments in non-marketable securities at 31st March, 2005 and 2004 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Unlisted equity securities	¥–	¥9	$–

Sales of other securities for the years ended 31st March, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Proceeds	¥0	¥1,482	$1
Aggregate gain	0	268	1

6. Retirement Benefits

Effective 20th March, 2003, the Company dissolved its employees' Welfare Pension Fund Plan and implemented an employees' defined contribution pension plan.

The components of retirement benefit expenses for the years ended 31st March, 2005 and 2004 are outlined as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Contributions to the pension plan	**¥592**	**¥548**	**$5,516**

7. Short-Term Bank Loans and Long-Term Debt

The weighted-average interest rate on short-term bank loans was 1.38% at 31st March, 2005.

For effective financing purposes, the Company concluded line-of-credit agreements with three banks and the status of these at 31st March, 2005 was as follows:

	Millions of yen	Thousands of U.S. dollars
Lines of credit	¥11,000	$102,497
Short-term loans	–	–
Available credit	**¥11,000**	**$102,497**

Long-term debt at 31st March, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Unsecured bank loans due through the years ended 31st March, 2009	¥17,792	¥20,376	$165,784
	17,792	**20,376**	**165,784**
Less current portion	5,084	2,584	47,372
	¥12,708	**¥17,792**	**$118,412**

The weighted-average interest rates on long-term bank loans were 0.47% and 0.49% for the years ended 31st March, 2005 and 2004, respectively.

The aggregate annual maturities of long-term debt subsequent to 31st March, 2005 are summarised as follows:

Year ending 31st March,	Millions of yen	Thousands of U.S. dollars
2006	¥ 5,084	$ 47,372
2007	5,084	47,372
2008	5,084	47,372
2009	2,540	23,668
	¥17,792	**$165,784**

8. Income Taxes

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax, which in the aggregate, resulted in a statutory tax rate of approximately 40.49% and 41.41% for the years ended 31st March,2005 and 2004, respectively. The overseas subsidiaries are subject to the income tax regulations of the countries in which they operate.

A reconciliation of the differences between the statutory tax rates and effective tax rates for the years ended 31st March, 2005 and 2004 as a percentage of income before income taxes and minority interests is as follows:

	2005	2004
Statutory tax rates	40.49 %	41.41 %
Increase (decrease) in income taxes resulting from:		
Valuation allowance	(35.24)	(13.48)
Permanent non-deductible expenses	1.61	2.21
Elimination of unrealised gain and loss on inventories	(2.62)	(29.64)
Permanently non-taxable income	(0.09)	(1.14)
Per capita portion of inhabitants' taxes	0.44	5.45
Temporary differences relating to investments in subsidiaries	0.30	3.79
Other	0.41	2.55
Effective tax rates	5.30 %	11.15 %

The significant components of deferred tax assets and liabilities of the Company and its consolidated subsidiaries at 31st March, 2005 and 2004 are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Current			
Deferred tax assets (reflected in current assets):			
Inventories	¥ 91	¥ 33	$ 848
Tax loss carryforwards	6	104	56
Accrued enterprise tax	87	–	810
Other	271	266	2,525
	455	403	4,239
Less; valuation allowance	(256)	(51)	(2,385)
Deferred tax assets, net	¥ 199	¥ 352	$ 1,854
Deferred tax liabilities (reflected in current liabilities):			
Other	¥ (169)	¥ (115)	$ (1,575)
Deferred tax liabilities, net	¥ (169)	¥ (115)	$ (1,575)
Non-current			
Deferred tax assets (reflected in investments and other assets):			
Loss on devaluation of listed equity securities	¥ 1,045	¥ 1,048	$ 9,737
Tax loss carryforwards	4,079	7,598	38,008
Other	122	72	1,136
	5,246	8,718	48,881
Less; valuation allowance	(5,078)	(8,510)	(47,316)
	168	208	1,565
Offset of deferred tax liabilities	(163)	(203)	(1,519)
Deferred tax assets, net	¥ 5	¥ 5	$ 46
Deferred tax liabilities (reflected in long-term liabilities):			
Deferred capital gain on property	¥ (78)	¥ (124)	$ (727)
Reserve for depreciation for tax purposes	(125)	(130)	(1,165)
Unrealised holding gain on securities	(1,580)	(1,038)	(14,722)
Other	(138)	(152)	(1,286)
	(1,921)	(1,444)	(17,900)
Offset of deferred tax assets	163	203	1,519
Deferred tax liabilities, net	¥ (1,758)	¥ (1,241)	$ (16,381)
Deferred tax liabilities on land revaluation (reflected in long-term liabilities):			
Deferred tax liabilities on reserve for land revaluation	¥ (1,824)	¥ (1,824)	$ (16,996)

9. Shareholders' Equity

The Commercial Code of Japan (the "Code") provides that an amount equivalent to at least 10% of cash dividends paid and bonuses to directors and statutory auditors, and exactly 10% of interim cash dividends paid be appropriated to the legal reserve until the sum of additional paid-in capital, which is included in capital surplus, and the legal reserve, which is included in retained earnings, equals 25% of stated capital. The Code provides that neither additional paid-in capital nor the legal reserve is available for dividends but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to stated capital by resolution of the Board of Directors. The Code also provides that, to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25% of the common stock account, the amount of any such excess is available for appropriation by resolution of the shareholders.

The Company's legal reserve amounted to ¥2,650 million ($24,692 thousand) at 31st March, 2005 and 2004.

10. Land Revaluation

Effective 31st March, 2002, the Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, "reserve for land revaluation". The applicable tax effect has been included in "deferred income taxes on reserve for land revaluation", a component of long-term liabilities. The fair value of the revalued land was less than its corresponding carrying value by ¥5,219 million ($48,630 thousand) and ¥2,562 million at 31st March, 2005 and 2004, respectively.

11. Research and Development Costs

Research and development costs for the years ended 31st March, 2005 and 2004 were as follows:

Millions of yen		Thousands of U.S. dollars
2005	**2004**	**2005**
¥3,572	¥3,255	$33,284

12. Contingent Liabilities

At 31st March, 2005, the Company and its consolidated subsidiaries had the following contingent liabilities:

	Millions of yen	Thousands of U.S. dollars
	2005	**2005**
Guarantees of lease payments by customers	¥2,091	$19,484

13. Derivative Financial Instruments

To avoid the risk of fluctuation in foreign currency exchange rates, the Company enters into forward foreign exchange contracts. The Company utilises these derivatives as hedges to reduce the inherent risk to their assets and liabilities. These transactions are not likely to have a major impact on the performance of the Company. In addition, derivatives transactions are not entered into for speculative trading purposes in accordance with the Company's internal guidelines.

In accordance with the Company's internal policies on derivatives, the Finance Division of the Company is responsible for managing the market and credit risk relating to these transactions, and this division manages the position limits, credit limits and the status of all open derivatives positions subject to approval by the director responsible.

The Company applies hedge accounting to its derivative transactions and hedges against the risk of fluctuation in foreign exchange rates within the scope of the needs arising from the underlying items hedged.

The fair value of the derivative positions outstanding at 31st March, 2005 and 2004 is summarised as follows:

	Millions of yen					
	2005			2004		
Sell:	**Contract value** (notional principal amount)	**Estimated fair value**	**Unrealised loss**	**Contract value** (notional principal amount)	**Estimated fair value**	**Unrealised gain**
U.S. dollars	¥2,331	¥2,396	¥ (65)	¥1,244	¥1,228	¥ 16
Euro	4,939	5,041	(102)	5,532	5,426	106
Pound sterling	–	–	–	552	533	19
Australian dollars	193	195	(2)	100	96	4
Total	**¥7,463**	**¥7,632**	**¥(169)**	**¥7,428**	**¥7,283**	**¥145**

	Thousands of U.S. dollars		
	2005		
Sell:	**Contract value** (notional principal amount)	**Estimated fair value**	**Unrealised loss**
U.S. dollars	$21,720	$22,326	$ (606)
Euro	46,021	46,972	(951)
Australian dollars	1,799	1,817	(18)
Total	**$69,540**	**$71,115**	**$(1,575)**

14. Leases

1) Finance leases

The following pro forma amounts present the acquisition costs, accumulated depreciation and net book value of the property leased to the Company and its consolidated subsidiaries at 31st March, 2005 and 2004, which would have been reflected in the balance sheets if finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries (which are currently accounted for as operating leases) were capitalised:

	Millions of yen					
	2005			2004		
Category:	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Machinery, equipment and vehicles	¥2,973	¥1,144	¥1,829	¥2,525	¥828	¥1,697

	Thousands of U.S. dollars		
	2005		
Category:	Acquisition costs	Accumulated depreciation	Net book value
Machinery, equipment and vehicles	$27,702	$10,660	$17,042

Lease payments of the Company and its consolidated subsidiaries relating to finance lease transactions accounted for as operating leases amounted to ¥459 million ($4,277 thousand) and ¥453 million for the years ended 31st March, 2005 and 2004, respectively.

Depreciation related to leased property of the Company and its consolidated subsidiaries is recognised by the straight-line method over the lease terms and amounted to ¥459 million ($4,277 thousand) and ¥453 million for the years ended 31st March, 2005 and 2004, respectively.

Future minimum payments (including the interest portion thereon) subsequent to 31st March, 2005 under finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are summarised as follows:

Year ending 31st March,	Millions of yen	Thousands of U.S. dollars
2006	¥ 512	$ 4,771
2007 and thereafter	1,317	12,271
Total	¥1,829	$17,042

2) Operating leases

Future minimum payments subsequent to 31st March, 2005 under operating are summarised:

Year ending 31st March,	Millions of yen	Thousands of U.S. dollars
2006	¥ 306	$2,851
2007 and thereafter	719	6,700
Total	¥1,025	$9,551

15. Amounts per Share

Amounts per share at 31st March, 2005 and 2004 and for the years then ended were as follows:

	Yen		U.S. dollars
Amounts per share:	2005	2004	2005
Net income	¥ 104.94	¥ 7.23	$0.98
Net assets	1,094.25	982.40	10.19
Cash dividends	20.00	10.00	0.19

Diluted net income per share for the years ended 31st March, 2005 and 2004 is not presented because there were no potentially dilutive shares at 31st March, 2005 and 2004.

Net income per share was computed based on the net income attributable to shareholders of common stock and the weighted-average number of shares of common stock outstanding during each year. Amounts per share of net assets were computed based on the net assets available for distribution to the shareholders and the number of shares of common stock outstanding at the year end.

Cash dividends per share represent the cash dividends proposed by the Board of Directors as applicable to the respective years.

16. Segment Information

The Company and its consolidated subsidiaries are primarily engaged in the manufacture and sale of computerised numerically-controlled lathes, vertical-type and horizontal-type machining centers, and engine lathes produced in a wide variety of models to meet their customers' diverse needs.

As the Company and its consolidated subsidiaries manufacture and sell the same kinds and same series of machine tools which are similar in terms of the type and nature of the products, the manufacturing methods and the sales markets, the disclosure of business segment information for the years ended 31st March, 2005 has been omitted. As the machine tool business segment recorded more than 90% of the net sales of all business segments and of the total value of the total operating income of the business segments which recorded operating income for the years ended 31st March, 2004, and of the total assets of all business segments as 31st March, 2004, the disclosure of business segment information for the year ended 31st March, 2004 has been omitted.

The geographical segment information of the Company and its consolidated subsidiaries for the years ended 31st March, 2005 and 2004 is outlined as follows:

	Millions of yen						
	2005						
	Japan	The Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated
Sales to third parties	¥ 71,978	¥22,973	¥25,163	¥2,052	¥122,166	¥ –	¥122,166
Inter-group sales	35,766	528	485	848	37,627	(37,627)	–
Total sales	**107,744**	**23,501**	**25,648**	**2,900**	**159,793**	**(37,627)**	**122,166**
Operating expenses	97,754	23,918	25,605	2,570	149,847	(38,198)	111,649
Operating income (loss)	**¥ 9,990**	**¥ (417)**	**¥ 43**	**¥ 330**	**¥ 9,946**	**¥ 571**	**¥ 10,517**
Assets	**¥117,699**	**¥11,077**	**¥14,599**	**¥2,496**	**¥145,871**	**¥(10,240)**	**¥135,631**

	Millions of yen						
	2004						
	Japan	The Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated
Sales to third parties	¥48,438	¥17,471	¥19,984	¥1,664	¥ 87,557	¥ –	¥ 87,557
Inter-group sales	27,353	476	406	553	28,788	(28,788)	–
Total sales	**75,791**	**17,947**	**20,390**	**2,217**	**116,345**	**(28,788)**	**87,557**
Operating expenses	73,141	18,612	20,623	2,252	114,628	(29,472)	85,156
Operating income (loss)	**¥ 2,650**	**¥ (665)**	**¥ (233)**	**¥ (35)**	**¥ 1,717**	**¥ 684**	**¥ 2,401**
Assets	**¥99,019**	**¥10,212**	**¥13,072**	**¥1,914**	**¥124,217**	**¥ (2,051)**	**¥122,166**

	Thousands of U.S. dollars						
	2005						
	Japan	The Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated
Sales to third parties	$ 670,686	$214,061	$234,467	$19,120	$1,138,334	$ –	$1,138,334
Inter-group sales	333,265	4,920	4,519	7,902	350,606	(350,606)	–
Total sales	**1,003,951**	**218,981**	**238,986**	**27,022**	**1,488,940**	**(350,606)**	**1,138,334**
Operating expenses	910,865	222,866	238,586	23,947	1,396,264	(355,927)	1,040,337
Operating income (loss)	**$ 93,086**	**$ (3,885)**	**$ 400**	**$ 3,075**	**$ 92,676**	**$ 5,321**	**$ 97,997**
Assets	**$1,096,711**	**$103,215**	**$136,032**	**$23,257**	**$1,359,215**	**$ (95,415)**	**$1,263,800**

Overseas sales, which include export sales of the Company and sales (other than exports to Japan) of the overseas consolidated subsidiaries, totaled ¥59,146 million ($551,118 thousand) and ¥46,236 million, or 48.4% and 52.8% of the consolidated net sales for the years ended 31st March, 2005 and 2004, respectively.

17. Subsequent Event

1) Issuance of convertible bonds

Based on a resolution approved at a meeting of the Board of Directors on 25th May, 2005, the Company issued Japanese yen-denominated zero coupon convertible bonds with stock acquisition rights due 2012 in an overseas offering principally in the European market (but not offered in the U.S. market) on 13th June, 2005.

An outline of the zero coupon convertible bonds with stock acquisition rights is as follows:

Description: MORI SEIKI CO., LTD. Japanese yen-denominated zero coupon convertible bonds with stock acquisition rights due 2012

Issue value	101% of the face value of each bond of ¥1 million ($9 thousand)
Offering price	103.5 % of the face value of each bond
Aggregate issue value	¥11,615 million ($108,228 thousand) plus the issue value of bonds in the case of a reissuance
Interest rate	Nil
Maturity	13th June, 2012
Offering procedures	Overseas offering principally in the European market (but not offered in the U.S. market) with the purchase of the entire tranche by Nomura International plc
Usage of proceeds	Capital expenditures
Collateral	Nil

The particulars of the shares designated to cover the stock acquisition rights with these zero convertible bonds are outlined as follows:

Type of shares	Common stock of the Company
Number of shares	(Note 1)
Number of stock acquisition rights	Total of 11,500 and additional quantities in the case of a reissuance (Note 2)
Payment to be made for exercise of stock acquisition rights	Same amount as the issue value of the bonds
Exercise value	¥1,377 ($12.83) (Note 3)
Exercise period	From 27th June, 2005 to 29th May, 2012 (local time at the exercisable locations)

Note 1: The number of shares of the Company's newly issued common stock or shares transferred from the Company's treasury stock upon exercise are to be calculated by the following formula:

$$\text{Number of shares} = \frac{\text{Aggregate issue value of bonds corresponding to exercised rights}}{\text{Exercise value}}$$

Any fractional amounts of less than one yen resulting from the adjustment will be rounded down to full yen and no cash will be paid or received except when the exercise of the stock acquisition rights results in a number of shares less than 1 unit.

Note 2: Additional quantities are to be calculated by the following formula:

$$\text{Additional quantities} = \frac{\text{Aggregate amount of face value of reissued bonds}}{\text{¥1 million}}$$

Note 3: If the Company issues new shares of common stock or disposes of treasury stock at a value lower than the prevailing market value, the exercise value is to be adjusted by the following formula:

$$\text{Exercise value after adjustment} = \text{Exercise value before adjustment} \times \frac{\text{Number of shares already in issue} + \dfrac{\text{Number of newly issued or disposed shares} \times \text{Amount paid or disposed per share}}{\text{Market price}}}{\text{Number of shares already in issue} + \text{Number of newly issued or disposed shares}}$$

Furthermore, the exercise value is subject to adjustment for certain events including stock splits, reverse stock splits and the issuance of new stock acquisition rights (including the issuance of bonds with stock acquisition rights) which are exercisable at a value lower than the prevailing market value.

2) Appropriations

The following appropriations of retained earnings, which have not been reflected in the accompanying consolidated financial statements for the year ended 31st March, 2005, were approved at the annual meeting of the shareholders of the Company held on 29th June , 2005:

	Millions of yen	Thousands of U.S. dollars
Year-end cash dividends of ¥20.00 ($0.19) per share	¥1,761	$16,409
Bonuses to directors and statutory auditors	¥ 115	$ 1,072

Report of Independent Auditors

The Board of Directors
MORI SEIKI CO., LTD.

We have audited the accompanying consolidated balance sheets of MORI SEIKI CO., LTD. and consolidated subsidiaries as of 31st March, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MORI SEIKI CO., LTD. and consolidated subsidiaries at 31st March, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended 31st March, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Ernst & Young Shin Nihon

Ernst & Young ShinNihon

Osaka, Japan
29th June, 2005


MORI SEIKI
THE MACHINE TOOL COMPANY